Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: March 3, 2023

Transcript: UBS Energy Transition call with Complete Solaria hosted by Jon Windham

March 2, 2023

Operator:

Good day, everyone, and welcome to the UBS Energy Transition call with Complete Solaria hosted by Jon Windham.

My name is Echem and I am your event manager today. During the presentation your lines will be on mute. If you need technical assistance at any time, please key star and 1 on your device.

I would like to advise all parties this call is being recorded. And with that, I would like to hand the call over to Jon. The word is yours.

Jon Windham, Executive Director, Equity Research - UBS:

Perfect. Thank you, Echem, and welcome everybody to the latest installment of the UBS Energy Transition Call series. As usual, this is your host Jon Windham. I head up Alternative Energy and Environmental Services equity research here at UBS. In this call series, we try to connect UBS institutional investor clients with energy experts and innovative companies that, in our opinion, are some way enabling or driving or benefiting from the energy transition.

Today we’ll be talking US Residential Solar with Complete Solaria. Complete Solaria is the leading solar technology services and installation company, and as a result of a recent merger between Complete Solar and Solaria, the combined company offers a vertically-integrated manufacturing and distribution model, delivering end-to-end residential solar solutions, as well as project financing, design, and software solutions.

Just as some background, on November 2nd, 2022, Complete Solaria announced a business combination with Freedom Acquisition One Corp, ticker FACT. The deal is expected to close in the first half of 2023, and the combined entity is expected to be listed under the ticker CSLR. Very happy to have with us on the call today Will Anderson, who’s the CEO of Complete Solaria, as well as Adam Gishen, the CEO of Freedom Acquisition One.

Before I hand it over to Adam and Will, just a few logistics. First, there are some slides, and in reference to Complete Solaria, if you’d like to see them, they were emailed to pre-registered participants about 15 minutes ago. In addition, before today’s call will be some opening comments by Adam and Will followed by Q&A. If you’d like to log questions on the call, do feel free. Echem will give you instructions on how to do that after the opening comments by Will and Adam.

As always, as I know many of you prefer, do feel free to email me questions if you’d like them asked on the call and I’ll ask them anonymously for you. If you found your way to this call, I’m sure you have my email address, but if you need the slides or have a question, that’s Jon, J-O-N, dot Windham, W-I-N-D-H-A-M, @ubs.com. And then lastly on the compliance side, as UBS research analysts, we’re required to provide certain disclosures related to the nature of my relationship or UBS’s with any company discussed on today’s call. Full list of disclosures is available on ubs.com/disclosures or feel free to email me and I can provide them to you. Lastly, this call in of itself is now a recommendation by UBS to transacting any security.

All right, with that out of the way, residential solar very, I think, interesting and much followed sector in the market and one of the key beneficiaries of some of the provisions under the IRA. So really appreciate, Will and Adam, you both being here today. Why don’t I turn the floor over to first to Adam, the CEO of Freedom Acquisition, and you can take it from there? Thank you.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Thanks very much, Jon, and thanks for having us on the call. Really a pleasure to present to you and and your clients here.

A word on Freedom and what we were looking for when we were fusing our business combination. We, Freedom, are a number of pretty seasoned executives. We really want to help the company, to the company grow and thrive in the public markets and with Complete Solar we believe that we’ve found a perfect match. In terms of the market that we looked at. We were looking for something which was really under-penetrated, a secular growth opportunity in the real economy with interesting unit economics and the ability to scale rapidly.

And what we found, we believe in Complete Solaria, ticks all those boxes and really a fantastic management team and some really interesting avenues to open up some of those sales channels in the US and Europe, which to date, have been an impediment to real feeling real growth in US Residential Solar. Delight to hand over to Will. Thanks again for having us and hope you enjoyed the presentation, the discussion this morning.

Will Anderson, CEO - Complete Solaria:

Thanks, Adam and Jon, this is Will Anderson. I’m the CEO of Complete Solaria, and it’s a pleasure to be here with you today. I’ll just go through a brief overview of Complete Solaria and then I would very much appreciate the opportunity to engage with any of you on the call here in Q&A. So we’ll leave for a bit of a time for that purpose. But to just introduce you to Complete Solaria, we are an end-to-end solar solution for residential solar.

What that means is we provide solar panels that are specifically designed and optimized for residential applications. We also develop and utilize sales tools and software and we provide those tools to partners who sell our solar panels and engage with the end customer. But we also have a direct-to-consumer line of revenue as well where we engage with consumers and contract directly with them, and manage and build their systems on their rooftops.

And so what you end up getting with Complete Solaria is a company that engages throughout the entire value chain, but we do so in a highly scalable way and a very partner-centric model. And I’ll go into that in a moment, but before I do, I do want to say a few more words just about the market. The market for solar and particularly residential solar is very large today, but the total available market is considerably under-penetrated.

So for today in the United States alone, there’s less than 4% penetration for residential solar on homes that could benefit from solar. And the reason for that or before you even go into the reason for that, a point that I’d like to make is that’s actually quite astonishing considering the customer value proposition. As a consumer, one can actually go solar to save a considerable amount of money without putting any money down upfront without costing a dime upfront to do so.

For example, if you have a typical homeowner at $200 average monthly electricity bill, by going solar, you could convert that to $150, for example, finance payment for your solar and eliminate that $200 bill without having to spent any money upfront. In addition to that, it’s just a better product than buying your power from utility. It’s clean, it’s better for the world. You have independence from the utility, you’re not subject to unpredictable rate changes, which I guess they’re predictable in one way, which is they always go up, but you don’t know by how much and how often.

And it improves your home value. So with all of these benefits, why in the world are we only at a 4% market penetration after the industry’s been up and running and very active for at least the last 15 years? And the reason for this is there really are two big problems that from front consumers and they may not be fully even aware of them, but it’s our job as an industry, but specifically a Complete Solaria to try to solve these two problems.

The first is consumers are just not fully aware of these benefits of solar. They may have misconceptions about the cost, about how easy it is to switch, about whether it’s something they don’t have experience with the product, so they don’t know how much power they can actually get. Is it just supplemental? All of these issues or concerns that consumers might have. But then two, usually we can help a consumer overcome those or give them the education that they need to have confidence in the product. And once they do, there’s always this light bulb moment where you can see it with customers where they realize, “Wow, this seems like a no-brainer. Why hasn’t everybody done this? Why haven’t I already done this?”

And that’s the moment that you’ve just converted somebody to solar. But then historically throughout the industry, there’s been a lot of problems with actually getting customers systems installed effectively, quickly, making it quite a bad customer experience. And so these two issues of better educating the market and figuring better ways to access customers. And two, improving that customer experience is what Completes Solaria is focused on doing. And we’re a leader in solving both these issues and it’s been a major source of our growth and our success today.

So going into Complete Solaria as a company further, we are the product, as Jon mentioned, of a merger of two companies, Complete Solar Inc and the Solaria Corporation. The Solaria Corporation has a long history of designing and building beautiful solar panels and has always offered a differentiated a solar panel product, which is rare for the industry. Most solar panels are quite interchangeable, quite indistinguishable one from another. There aren’t any really strong solar panel brands, but there are differences in performance and functionality.

And our solar panels, one, are built to be aesthetically beautiful. And two, to have higher power output and performance. So for these reasons, we’ve been able to develop a network of solar installers across the country as well as in Europe who buy our solar panels from us and then use our differentiators as a differentiating factor when they’re pitching to customers to sign them up to installation contracts, and sell a complete system package to those homeowners.

On the complete solar side of the business, we’ve built that business as a direct-to-homeowner business where we contract with homeowners and then manage the process of getting the system built and bringing the customer online, and then providing long-term service and maintenance to those customers. The way that Complete Solar was built is, again utilizing a partner-centric model where we establish sales channels who become authorized resellers of Complete Solar.

They’ll sign a customer up to a Complete Solar contract, but they’re an independent third-party company. And after the customer signs up, then Complete Solar would take on the customer relationship and fulfillment of that system and then long-term servicing. The reason why sales partners work with Complete Solar is because we provide software and sales tools to make it easy for anyone to sell solar, and then deliver a superior customer experience throughout the fulfillment process. And we’re able to do this because we deliver systems very quickly.

We keep the customer well informed through our automated software systems and we’re able to marshal the resources necessary sometimes throughout the industry where we’ll partner with local builders to actually build the system, partner with manufacturers to acquire the right kinds of parts and components and do so, as I said, in a very rapid fulfillment process that keeps customers happy.

So bringing the companies together, the big opportunities that we saw was one, to have better access and control of the products that are going up onto the roof. As well as being able to tap into that network of installers that have traditionally bought solar air, solar panels, but to be able to sell them more than just the solar panel, the software and services that Complete Solar has developed over years of operations.

And so in doing so, we are seeing our solar installers in one channel being more effective, able to sell more products to our homeowners, and then in the other channel that where we’re contracting directly with homeowners to actually be able to utilize the Solaria installers for assistance in servicing across a much wider geography. Today we are building out our business across the US and Europe. As I said, we’re expecting to more than double in revenue volume this year as well as in megawatts. And a large part of that growth is coming from Europe, but also through the synergies of merging the two companies, and bringing our lines of revenue together.

Toward the end of last year, we signed a business combination agreement with Freedom Acquisition Corp, as was stated at the top of the discussion and through this process of merging with freedom. And what we’re accomplishing is further capitalization of the business in order to be able to really drive that further growth. And we’re very excited to be able to do that and excited to be here and we’ll open up to any questions that anything may have.

Jon Windham, Executive Director, Equity Research - UBS:

Awesome. Well Adam, thank you for that. Echem, can you provide instructions on how participants can log any questions and then I’ll get the conversation started.

Operator:

Certainly, Jon. Everyone, your question and answer session may now begin. If you wish to ask a question, please key star and enroll on your device. If you wish to ask a question, please key star and one on your device. If you decide to withdraw it, press star and two.Thank you.

Jon Windham, Executive Director, Equity Research - UBS:

Okay, so before you answer some questions, I just want to maybe make sure I fully understand what Complete Solaria is doing, where, and what they’re not doing. So maybe in the US if you think about residential solar, the customer acquisition, the actual installation, and then the hardware, which obviously you make the modules yourselves, do you do your own installation anywhere or is that always third-party? Or you do all your customer acquisition? Or maybe just talk about the US market and we’ll get into Europe in a second just to simplify it on what parts of the chain you do, where.

Will Anderson, CEO - Complete Solaria:

Yeah, absolutely. And I realize that may not have been clear in my earlier description. So we have two main lines of business. One is simply selling solar panels to other solar companies. And what we’re now doing in addition to that is we’re bundling software and other services with those solar panels that we sell to solar installers. So think about installers across the country who might be just your typical local general contractor who sells solar.

He’ll buy solar panels from us and then he will go and contract with customers however he finds them, he’ll contract with them, use our solar panels and whatever inverter and other equipment. And build that system for the homeowner, and the homeowner transacts directly with that installer. So that’s the traditional solaria business and one that continues to be a very promising line of revenue for us. In addition to that though, we also contract with homeowners on a Complete Solaria contract.

And the way that we find those homeowners is through these third-party authorized resellers. And these folks are different from the installers that buy our solar panels. These might be just regular sales companies who all they do is sell. They might be a door-to-door or a call center, sort of a sale company. But they could be a company that operates in a different adjacent market that serves homeowners as well, like home security, or roofers, or HBAC contractors, who want to also sell solar.

What we provide to them is a turnkey solution that allows them to use our software and our sales support to be able to add a solar presentation to whatever else they’re selling, or go back to homeowners after they’ve finished installing it and a new AC unit, for example, and say, “Hey, you could really save a lot of money by powering this thing with solar. Are you interested in looking into that?” And they can provide a proposal to that homeowner, and that proposal will be a Complete Solaria proposal and system.

And if the homeowner says, “Yeah, this sounds great, sign me up,” they’ll sign a contract. And that contract is between the homeowner and Completes Solaria. And then we’ll pay a finder speed to that partner for generating that customer. At that point for anything so related, we take over the customer relationship, we manage the process to get them installed, help them process their financing, their utility interconnection, everything that’s required to help that customer complete their solar installation. And we’re the general contractor on that, in that case.

For the actual installation, the day of construction, we will most typically use a subcontractor who might be a local solar contractor, or somebody who’s just built a business that does nothing but build. They don’t go out and sell, they don’t compete with us, they’re just a builder. And so with our technology, our software that connects a network of installers into our platform, we can assign out work and track that work for again only day of install activities. Everything else leading up to it and after that is done by Complete Solaria, and in the entire process comes across to the homeowner as a Complete Solaria project. Does that clear that up, Jon?

Jon Windham, Executive Director, Equity Research - UBS:

Yeah, it does. That was perfect. Thank you. And one of the things I wanted to dive into, there’s a lot to dive into here, which is great. But maybe just talk a little bit about the strategy around being perfectly integrated, particularly around making your own modules, how you think that maybe gives you a competitive advantage. Obviously, I think the only other company that had done that was SunPower and they had eventually spun off at least on listed side, spun off their module manufacturing and Maxion. So just a little bit about how you think that gives you an advantage in the market.

Will Anderson, CEO - Complete Solaria:

Absolutely. So the first thing that I’ll highlight is maybe a difference between that old SunPower model and what we do. And that difference is that we actually utilize contract manufacturers to build solar panels that we’ve designed and owned the IP around. So what we do is we own all of the product development, the R&D, the IP, but then for actual manufacturing, there are companies that are at much larger scale, and to manufacture for lower cost. And we hire those companies to build our solar panels according to our specs.

And so what that allows us to do is two things. One, we have complete control over what the product is and we can match that product to the needs of the homeowner who we understand very well, because we’re actually interacting directly with homeowners and with the installers who are buying this product as well. But it doesn’t saddle us with the high CapEx and fixed costs of operating of manufacturing facility. And so SunPower spinning off Maxion, but those two companies were organized much differently than the way that we are with our manufacturing. So we’re asset light, highly scalable, but have full control over exactly what the product is that we’re producing and presenting for our homeowners.

Jon Windham, Executive Director, Equity Research - UBS:

Got it. Thank you. And then it begs the question, especially with the contract manufacturing model, your thoughts on potentially relocating some of that production to the United States given the roughly 17 watt US domestic manufacturing cash credit under 45X.

Will Anderson, CEO - Complete Solaria:

Yeah, we’re very interested in that and interactively exploring options for being able to domesticate our manufacturing capacity. Again, likely focusing on a partnership model similar to what I just described. So there are a lot of companies that are coming to the US to build multi-gigawatt scale manufacturing. And whether it’s cells or module assembly, at the very least, I see us performing module assembly either with a partner or directly sometime in the future for domestic manufacturing.

Jon Windham, Executive Director, Equity Research - UBS:

All right, perfect. Got it. I’d love to get your thoughts and what you currently have on product offering on central evolution of a product going forward, particularly around it’s increasingly likely to become, at least in my opinion, a solar plus battery market.

Will Anderson, CEO - Complete Solaria:

Yeah, so we’ve always known that batteries are going to be a critical component of solar systems. I think the net energy metering construct has been wonderful to get solar adoption rates up over last 10 or 15 years. But we are seeing more and more interest in batteries as well as frameworks like with California’s net energy metering, rules that really do favor battery integration. So there are several really good battery producers and we install batteries from several of them in phase solar edge Tesla, and pair that with our solar panels and especially in the integrated products that where we’re contracted directly with the homeowner.

Where we are really focusing a lot of our effort is in thinking about the software controls between the home and the battery because there are a lot of really interesting things that one can do there. And so we do have really strong software capabilities as well, and that’s something that we’re focused on for our future products and services that we’ll be able to offer to homeowners.

Jon Windham, Executive Director, Equity Research - UBS:

It’s interesting on the software side. Historically, people talk about smart home energy, but without time of use rates, smart home energy really meant energy efficiency because it didn’t matter when you use your electricity. As people add rooftop solar plus the utilities increasingly going to time of use rates, and you have a battery and since you have a much larger load with an EV, creates this real need and opportunity to add value through software controls. So maybe you can talk a little bit about where is the software today? Is it capable of managing a full home with EV charger storage? And is that a big selling point with your customers? Thanks.

Will Anderson, CEO - Complete Solaria:

Yes. Isn’t really a good solution in production today for homeowners along those lines. It’s something that we’re very keenly interested in developing and rolling out. But yeah, there’s a wonderful world out there where a consumer both produces and consumes power and has a software interface between their home and the grid and their vehicles and their production system, there’s solar and batteries. And it all just works in an automated seamless way and in a way that optimizes the value to that homeowner.

And so the key is really making it all simple and automated for the homeowner even though it might be complex on the back end. So again, that’s an area where if I just take our sales proposal software, there’s a lot of complexity behind just designing and optimizing the solar solution for a home. But we’re able to put all of that complexity behind the screen and what presents to the customer is just a very simple, “Here’s what your solar system is. Here’s how much money it’s going to save. Here’s how much power it’s going to be produce. And here’s where to sign up.” That’s the key, is getting it to the point where it’s truly automated and customers don’t have to think about it, but they can trust that it’s managing their power in an optimized way.

Jon Windham, Executive Director, Equity Research - UBS:

Got it. Thanks. And then you brought up California NEM 3.0 which maybe given to a little bit on the local policy issues in the United States, residential solar falls under a lot of different policy incentives on the federal level of tax credits, but then these are either state or local net energy metering programs. I guess the first thing I’d ask is more about your business model before I get your view on policy direction. It would seem to be you’re a bit agnostic about a specific individual market growing. As long as there’s growth somewhere, you seem like to have a flexible business model that can go where the growth is. I that a fair comment as opposed to someone who has a lot of vans and installers in a particular area?

Will Anderson, CEO - Complete Solaria:

Yeah, that’s right. I’ll speak even more generally than being able to move from market to market, but we’ve seen over the last few years certain markets heat up and we’ve decided, “Hey, we want to be in that market. And for us what that means is going out and finding the right sales partners and the right builders to work with and then putting together a program for that market. And that’s much faster and much more easily scaled up with lower investment than if we’re having to stand up warehouses and installers, and buy all the vans, and hire all the construction crews.

It’s a little bit like starting a business from scratch because each market is a little different. Where we’ve gotten really good is in being able to assess what are the needs of this market, what are the needs of the consumers, and who are the participants that can help with the fulfillment and the sales. And we’ll just tool them up and enable them to be more effective. And so it has allowed us to grow quite effectively.

But even beyond just going into a new market, like I said, there’s a real benefit to being able to grow fast in that market. Frequently the limiter is how many different construction crews can you stand up, how long is it going to take you to get them tooled up and ready and how willing are you to do that without having perfect clarity about what your inflow of demand is going to be. For us, as we sell more projects, we’re able to go out and partner with existing installers. And we’ve just gotten really good at being able to do that.

And there are thousands of these builders across the country who are really good at building, but it’s been hard for a lot of companies to partner with them because of it’s just not really in their DNA, or in their tools and their systems. The way that you connect with these guys to make sure that it’s frictionless and seamless isn’t trivial. And so that’s a skill that we’ve obtained over the years and have been able to use it to great effect as we both go into new markets but also scale up existing ones.

Jon Windham, Executive Director, Equity Research - UBS:

And then I’ll check off some of the email questions already, with this next one was going to be mine. Just your thoughts on the evolution in California post moving to NEM 3.0.

Will Anderson, CEO - Complete Solaria:

It’s a pretty controversial topic in California, we are based out of California. It was our first market and our largest market. We’ve since really diversified outside of California as well in the last few years. So it is really localized issue. The impacts of NEM 3.0 Are these, one, standalone solar is no longer as attractive as it once was in California. I will say though, compared to many other states, it’s still as attractive as many other states that are doing just fine.

You can still go solar for less than what you’re buying your power from the utility company. And you can still use all those same finance products to not have to pay anything upfront. It’s still cleaner, you still have that independence from the utility. But the value proposition in California pre-NEM 3.0 is you can save 50% of your bill after financing costs. And now it’s maybe more like 10 to 20%. So it’s just not as attractive.

So you can gain some of those economics back by pairing your solar with a battery system. And the reason for that is you can time how and when you interact with the grid much more effectively. With a solar standalone, it’s producing power, you either use that power or send it back to the grid. And you don’t have any flexibility on when you send it back. But if you have a battery system, you might be able to store out some of that power and then only send back to the grid when it’s more valuable to do so, because the cost of returning power to the grid or the benefit is variable.

Anyway, a little bit of a long set of context, but what the impact in California is going to be is there are a lot of, especially some of the smaller local installers and general contractors who have either trouble accessing battery supply because it is a constrained supply and they don’t have a lot of buying power, and the shelf products for battery control and whatever else, as I mentioned earlier, just really don’t exist.

And so being able to deliver an integrated solution that has a really good software interface and make sure that the customers understand how to use it. It’s the sophistication that a lot of these guys don’t have. And so it’s going to be really, really difficult for a lot of existing solar companies that just don’t have those capabilities built in. For somebody like complete Solaria, we have a lot more sophistication as far as understanding and being able to integrate software with hardware, and optimize a solution for the homeowner.

And so we actually expect that we’ll take share, we’ll take market share. But because it’s going to be so impactful to so many other installers, the market could end up being flat or even slow down for a while until some of the companies catch up to how to more effectively operate in the new NEM three environment.

Jon Windham, Executive Director, Equity Research - UBS:

Got it. And one more time…

Will Anderson, CEO - Complete Solaria:

Sorry, Jon, I do want to actually highlight one other thing because I think the market is getting this wrong about what NEM 3.0 means to the solar industry. There’s a sense that this somehow is going to reduce the demand for solar, but something that I want to emphasize, and it goes back to this 4% market penetration. That number could have been two, it could have been eight, the penetration rate, based on how actively solar companies are outselling this product, because homeowners don’t really still have a good conceptualization of what solar is, what it means to them, why they should do it.

This is a product that as the more people who are up there selling it, taking this product out to consumers, the more of it will get purchased. And what NEM is doing is it’s going to take sellers out of the market, not buyers. The buyers are there, they’re already known, we know who they are. It’s just a matter of how many people can we mobilize to go and take this message to them and sell them the product. And so what NEM 3.0 is doing is it’s removing sellers from the market, and that’s going to cause, in California only, a reduction in the number of purchases that are made.

Unless folks like Complete Solaria can bring a product and mobilize more of these sellers to go out there and sell. So it’s not a question of putting a wet blanket on demand, it’s making it harder for the sellers. And as soon as we figure out how to manage that demand, it’s always there, it always will be there and we can actually go and convert it into true sales.

Jon Windham, Executive Director, Equity Research - UBS:

Yeah, that was great. Thank you for that perspective. I think the other question I wanted to get into and a really interesting part of the story in my opinion is your exposure to Europe. Distributed solar in Europe has been probably one of the hotter areas of interest for investors and certainly one that looks like has a long runway of outsized growth for a long period of time. You seem to have pretty good exposure in Europe already. I’d be very interested, just give an anecdotally. Solar edge a year ago is doing 40% of their business in Europe. Now, they’re doing 60% of their business in Europe. So can you talk a little bit about what Complete Solaria is doing in Europe in the medium and longer term plan with that? Thanks.

Will Anderson, CEO - Complete Solaria:

Yeah, yeah. So Europe was a very slim part of our revenue from 2022, only about $15 million of revenue in ‘22. And that was actually a supply constraint on our part. There’s tremendous demand in Europe, and we’ve resolved those supply constraints. And so for 2023, we are expecting our sales in Europe to quadruple. And so it’s coming off of a small base, but that becomes pretty meaningful for our ‘23 revenue. Europe is a market that only has tailwinds. In the US, NEM 3.0 Is a little bit of, again, a local issue. Rising interest rates has impacted the cost of financing solar.

So those have been a couple of things that have dampened some of the impact of, in a short run, I should say, dampened the impact of the inflation reduction act and some of the other incentives that are creating counter tailwinds to the US market. But in Europe, it’s only tailwinds. And we have strong demand. We’re selling everything that we can produce there and we’re ramping up production as we speak. And so we’re seeing just really strong demand for a product and a lot of interest in going solar, the Ukraine, Russia war, the greater desire for more energy independence, and then climate change. These are all really topical for particularly the Western European markets.

Jon Windham, Executive Director, Equity Research - UBS:

Okay. Thanks, Will. Echem, are there any live questions on the line? Otherwise, we’ll pivot to some of the emailed questions.

Operator:

We did not receive any questions, so I would quickly like to remind everyone if you wish to ask a question, please press star and 1 on your device. Thank you.

Jon Windham, Executive Director, Equity Research - UBS:

All right. I’ll combine a couple here. Several people are asking about supply constraints, whether they be on labor or actual hardware. Any comment on how much of a constraint that’s been to growth and near-term outlook on that evening potentially if it has been an issue?

Will Anderson, CEO - Complete Solaria:

So I will say it has been an issue especially the beginning, half of 2022, supply issues were crushing really. Everything from cell supply to ability to import, that became a real issue. The trade wars with China, the anti-circumvention case that sprung up at the beginning of last year, these things were really painful to go through. They’ve largely been resolved.

And we have been very intentional about multi-sourcing our supply and our contract manufacturers to make sure that on the hardware side, we can meet the demand of our customers, which has been higher than what we’ve been able to supply over the last 18 months anyway. So that’s now been resolved and we are shipping much higher volumes and experiencing much better shipping rates, and have much more secure supply with redundancy. So we’re very happy about that.

On the labor side, that was also certainly an issue, but because of our model that makes us pretty nimble of being able to work with existing installers and really enabling those companies that are again, really proficient builders but need the support, administrative support and the systems and the tools which we can provide to them. So I would say that most of those worries are behind us, and we’re now built in a much more resilient way so that if they come up again, we’re going to have a lot more leverage to pull and make sure that we can manage through them again.

Jon Windham, Executive Director, Equity Research - UBS:

Got it. Thank you. And then another question I think is a pretty interesting, sort of paraphrase it here. How do you ensure you keep control of a good customer experience given that some parts of the process are outsourced? And then the second part of the question is, which part of your presence along the value chain is key to improving the customer experience in your view?

Will Anderson, CEO - Complete Solaria:

Yeah. Both great questions and quite related. So we have taken a view of the entire value chain from a customer’s perspective and tried to think about which elements of that value chain really affect the customer. And we want to own those directly, which elements are less scalable and maybe less meaningful to the customer and look to partner for those. It doesn’t perfectly align with that, but that’s an underlying ethos that we go by.

So I’ll give you some examples. The way that our partners present to customers really matters. It helps them to understand this or process. It helps them to understand the value, the benefit. And so we built the software and the tools to present that to the customers in a way that’s going to be very meaningful to customers. And have done so in a way that anybody can actually make that presentation.

So who’s presenting it is a little bit less important than what’s being presented. But additionally, our go-to-market strategy with the sales partners where they’re, again, pitching solar to customers. We’ve also thought about there are instances where customers are going to be more willing, more able, and have a better experience hearing this message from somebody that they’ve already bought a product from, or they’ve already engaged with and established a relationship of trust like their HVAC contractor, or their EV dealer, or a real estate agent who sold them their home.

And so sometimes recognizing that instead of me going and knocking on their door in the middle of dinner, I can get somebody else who already has a relationship with them to actually take that message and engage that customer is a better customer experience. So sometimes not being the one that engages the customer is the better experience. So the first part, it’s just recognizing which elements really matter to the customer, owning most of those, and then enabling the other parts.

And then finally making sure that we are the central hub for all of the information that comes in and out of a project, the timing, managing the schedule, and all of the customer communications. That all happens through us. So I’ll use the subcontracting model where some companies have fallen down. What we do not do with our subcontractors is we don’t give them a contract and say, “Hey, here’s a customer, here’s their address, go build this project and tell us when you’re done.”

Rather we engage the customer throughout the process. We handle all of the administrative work, all of the permitting, all the scheduling. We tell the installer, “Hey, it’s time to go. Be at this site at this time. If you have any issues, let us know.” We’ll keep the customer informed. So we manage all of the customer communication, scheduling, and management. So I think that covers the first part of that question. What was the second question?

Jon Windham, Executive Director, Equity Research - UBS:

Yeah, I think it covered the second part. Just asking, which part of your presence do you think is absolutely key in improving the customer experience?

Will Anderson, CEO - Complete Solaria:

Yeah. So I’ll answer that much more briefly. There’s two things that really matter to the customer. Once they’ve decided to go solar, how quickly can you get that solar up on the roof and get it working and working the way that you said it would? So speed and accuracy. And then the second piece is just the communication. The customer has to know what’s going on in order for them to... They might not want a daily call, they just want to know what’s happening and then they’ll trust that everything is going taken care of the way that it should. And so speed and communication are the two keys.

Jon Windham, Executive Director, Equity Research - UBS:

Got it. Thank you. And then one other questions I want to ask about how to think about the vertical integration. I’ll try to paraphrase here. How much are the modules that you’re selling are actually through your integrated system? And how much are just a straight selling of the modules unrelated, where are you today and is there a roadmap? Is the plan to be more fully vertically integrated over time?

Will Anderson, CEO - Complete Solaria:

So most of our deployed megawatts are modules sold to installers. And then for that, we get some, let’s call it 55 to 70 cents per watt of revenue. Whereas if we’re selling a system to a homeowner, a complete integrated system, maybe we’re getting $3 or more per watt for that system. And in both cases, certainly in the first case, it’s just our Solaria solar panels that we’re selling. In the second case, it’s not always a Solaria solar panel that’s been integrated into the consumer sales.

So that’s something that we’re shifting towards, utilizing as much of our own product as possible. But there is a little bit of a balance because, like you said, we have really strong demand for our product, and we want to make sure that there’s plenty of product for all of our installers that are buying from us. And so we do balance that a little bit. And the integration of the companies is brand new. It’s still happening.

So we’re still fulfilling on contracts that we signed prior to merging the Solaria at the Complete Solar level. So the integration of the product is very key to what we’re doing though. And we will send the selling majority of Solaria panels directly to the consumer as well as maintaining the same volumes or growing volumes of Solaria panels being sold into the market to the installers.

Jon Windham, Executive Director, Equity Research - UBS:

Got it. And maybe just two more things, your proportion of lease systems versus owned or cash sales, and does it even matter to you in terms of, I think you’re doing that the lease is through third parties, correct me if I’m wrong. And then how did that evolved under the IRA?

Will Anderson, CEO - Complete Solaria:

So I think the IRA will favor continued expansion of lease and PPA volume. We are about 50/50 today PPAs versus solar loans. And the other thing that’s driving that though is interest rates. I think the IRA had increased the tax credit, which benefits the PPA. Increasing interest rates are impacting seemingly loans, the cost of loans more than the cost of PPAs.

So we’re seeing loan costs go up faster than PPA costs due to just the cost of money. And part of that is offset on the PPA side by the more attractive tax treatment. So I see PPAs becoming increasingly important, whereas maybe it had been going the other way for a few years leading up to beginning of last year.

Jon Windham, Executive Director, Equity Research - UBS:

All right, perfect. This has been a really interesting call, but I really appreciate it. Really interesting story. And maybe just to finish one other question we got to ask by a couple people, and this might be better for Adam or Will, I’ll let each of you decide. Where are you in the De-SPAC processing timeline?

Will Anderson, CEO - Complete Solaria:

Yeah, I’ll take that. We are barreling headlong into it. We’ll be there soon. So we’ve submitted our S4, we’re waiting on first-round comments from the SEC. We’ve completed our audits of ‘20 and ‘21 as well as the company combination audit financials. We’re just completing ‘22 now, which the SEC will require. So with maybe a couple more rounds of question and answer from the SEC, we expect by the end of May that we will be able to De-SPAC. It’s really just on their timeframe at this point.

But we’re very excited about the investors that we have in the Freedom Trust. I’ve been able to meet with many of them. They understand the story. I think there’s a lot of interest in this and we see a great opportunity to be able to generate some really important capital for the business, and keep pushing our growth and our scaling toward profitability this year. Adam, do you want to add anything to that?

Adam Gishen, CEO - Freedom Acquisition I Corp.:

No. Thanks, Will, you summarized it. And just to say that Freedom also completed its extension. So we had a end of life on us back actually today, so we’ve just gone through the extension process and announced the results of that last night. So as Will said, we’re shooting for a De-SPAC by the end of the first half of this year.

Jon Windham, Executive Director, Equity Research - UBS:

All righty, perfect. Look forward to following your progress. And, Will, I am going to turn over you for any final words and to wrap the call. But before I do that, I just want to thank Echem the operator and all the participants for the emailed questions, for being here today. Quick advertisement. We have 10 more calls in March in the UBS Global Energy Transition call series. I’ll just highlight one, which is tomorrow we’ll be talking at 11:00 AM with Nevados, which is a private US solar tracking company.

It’s pretty interesting. Very similar product offering that competes against the Nextracker and Array. So if you need details for that call, do feel free to reach out to me. With that, Will, Adam, really appreciate you taking the time. That was a really interesting conversation. Wish you the best of luck. Will, I’ll leave the final word to you.

Will Anderson, CEO - Complete Solaria:

Thanks, Jon, and thanks to the UBS team for having us today. I think just my parting message is this, Complete Solaria has unlocked the key to finding and delivering solar to more customers. And this is something that has never been more important than it is today. And this is a market that is excited for a new market leader. And we see ourselves becoming that very quickly. And we’re just very excited. And our growth over the last couple years and moving forward into ‘23 is demonstrating that. So we’re very excited to participate. We’re looking for great long-term investors to support that effort and we look forward to moving this industry, and this very important product forward in the years to come.

Operator

Thank you, everyone. That concludes our conference call for today. You may now disconnect. Thank you for joining. Enjoy the rest of your day. Goodbye.

Important Information and Where to Find It

This communication relates to proposed transactions involving Complete Solaria, Inc. and Freedom Acquisition I Corp. (“Freedom”). Freedom has filed a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the Securities and Exchange Commission (the “SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Freedom’s shareholders in connection with the proposed business combination between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination between Freedom and Complete Solaria will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between Freedom and Complete Solaria. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.